

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

23 December 2009



10015052

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 December 2009, re: Dissolution of a Subsidiary for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **21/12/2009 05:54:46 PM**
Reference No **LI-091221-67301**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type * ● Announcement ○ Reply to query
Subject :* DISSOLUTION OF A SUBSIDIARY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

The Board of Directors of Lion Industries Corporation Berhad ("LICB") hereby announce that the Company had on 21 December 2009 received confirmation from the Administration of Industrial and Commerce Bureau of Beijing, the People's Republic of China ("PRC") on the dissolution of Beijing Trostel Property Development Co Ltd ("Beijing Trostel"), a 95% owned subsidiary of LICB incorporated in the PRC, on 14 December 2009.

The dissolution of Beijing Trostel does not have any material impact on the earnings and net assets of the LICB Group.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 DEC 2009